DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com
Douglas J. Rein doug.rein@dlapiper.com T 858.677.1443 F 858.638.5043

VIA EDGAR	December 30, 2010

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	International Stem Cell Corporation

    Registration Statement on Form S-1

    File No. 333-171233

Ladies and Gentleman:

On behalf of International Stem Cell Corporation (the “Company”), we are writing in response to the comments provided in the letter from the staff of the Commission dated December 29, 2010 (the “Comment Letter”) with respect to the Company’s Registration Statement (No. 333-171233) on Form S-1 (the “Registration Statement”).

We hereby submit the following response with respect to the Comment Letter. For ease of reference, we have included the text of the Staff’s comments followed by the Company’s response:

The Offering

1.	You disclose that as of December 13, 2010, there were 68,323,312 shares of common stock outstanding that are held by non-affiliates. You also disclose that if all of such 20,500,000 shares of common stock offered on this registration statement were issued and outstanding, such shares would represent 23.08% of the non-affiliate shares of common stock outstanding. The number of shares outstanding that are held by non-affiliates does not appear to be consistent with the disclosure regarding shares held by affiliates in your beneficial ownership table on page 22 of your definitive proxy statement filed on March 30, 2010. Please provide us with a detailed explanation of your calculation of the percentage of shares of your non-affiliated shares outstanding together with an explanation of any significant changes in your beneficial ownership from the table included in your definitive proxy statement filed March 30, 2010. We may have further comments after we review your response.

Securities and Exchange Commission

Page Two

RESPONSE:

The number of shares outstanding on December 13, 2010 that were held by non-affiliates is computed as follows:

Total shares outstanding:	74,559,383
Outstanding shares held by affiliates:	(6,236,071)

Outstanding shares held by non-affiliates	68,323,312

The most significant difference between the shares outstanding held by affiliates and the shares reported in the beneficial ownership table in the proxy statement is that the proxy statement ownership was as of February 28, 2010 and the proxy statement included shares issuable within 60 days upon exercise of options or warrants or upon conversion of shares of preferred stock. Subtracting those “issuable but not outstanding” shares from the 40,644,981 reflected in the proxy statement as being beneficially owed by affiliates results in 8,385,893 shares owned by affiliates that were actually outstanding on February 28, 2010. The 12,000,000 shares listed in the beneficial ownership table in the proxy statement as being owned by X-Master, Inc. are included in the shares reported as being beneficially owned by Andrey Semechkin and Ruslan Semechkin (who are executive officers and directors), since (as reflected in footnote 5 to that table) those individuals own and control X-Master.

The only significant changes in beneficial ownership from the table included in the proxy statement have been from vesting of stock options (either previously disclosed or subsequently granted pursuant to previously disclosed plans), the addition of a new director (and related option grants), a few gifts and a few sales pursuant to 10b5-1 plans (all of which are reflected in Forms 4 filed by the respective director or officer). The Company does not believe that these changes, when taken together, are material.

To avoid any potential misunderstandings, in future filings containing the beneficial ownership table, the Company will provide greater detail in the footnotes concerning the shares issuable upon exercise of options or warrants or upon conversion of convertible securities.

Incorporation of Certain Information by Reference

2.	You disclose on page 12 that as long as the trading price of your common stock is below $5.00 per share, the open-market trading of your common stock will be subject to the “penny stock” rules, unless you otherwise qualify for an exemption from the “penny stock” definition. If your common stock is subject to the “penny stock” rules, please revise your registration statement to disclose all the required information which you incorporate by reference in this section as you are not eligible to incorporate such information if this is an offering of “penny stock”. See General Instruction VII.D.1.(c) of Form S-1. If you believe your common stock is not a “penny stock”, please provide us with a detailed analysis which supports your conclusion.

Securities and Exchange Commission

Page Three

RESPONSE:

The Company does not believe that its common stock is a “penny stock” as defined in Rule 3a51-1 of the Securities Exchange Act. Paragraph (g)(1) of Rule 3a51-1 exempts from the definition of “penny stock” the securities of an issuer that has net tangible assets in excess of $2,000,000 if the issuer has been in continuous operation for at least three years. The Company became an operating company in late 2006 and, as reflected in its various periodic reports filed with the Commission since that time, it has been in continuous operation for at least four years. Using the definition of “net tangible assets” contained in Paragraph (g)(1) of Rule 3a51-1, the Company’s September 30, 2010 balance sheet (included in the Quarterly Report on Form 10-Q for the quarter ended September 30, 2010) reflects that the Company has net tangible assets of more than $7,000,000, which is far in excess of the $2,000,000 required for companies that have been in continuous operation for at least three years. As a result, the common stock being registered under the S-1 Registration Statement is not a “penny stock” under Rule 3a51-1 and the Company is eligible to use the incorporation by reference disclosure alternative under General Instruction VII of Form S-1.

On behalf of the Company, we confirm that the Company will provide the requested acknowledgments when it requests acceleration of the effective date of the pending registration statement:

If you have any questions or comments regarding this letter, please contact me at (858) 677-1443.

Very truly yours,

DLA PIPER LLP (US)

/s/Douglas J. Rein
Douglas J. Rein

cc:	Ray Wood, International Stem Cell Corporation

    Jennifer Riegel, SEC